Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2014
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$97,216
Income from equity investee	(142)
Distributed income from equity investee	510
Tax expense based on income	63,947
Fixed charges excluding subsidiary preferred stock dividends tax adjustment (a)	99,948
Earnings available for fixed charges, as defined	$261,479
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$90,669
Estimated interest cost within rental expense	2,134
Amortization of net debt premium, discount, and expenses	5,534
Subsidiary preferred stock dividends	1,611
Adjust subsidiary preferred stock dividends to pretax basis	1,013
Total fixed charges, as defined	$100,961
Consolidated ratio of earnings to fixed charges	2.59

(a)	Includes net interest related to uncertain tax positions.